UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: March 2, 2006

LA CABEZA GOLD PROJECT DEVELOPMENT PROGRAM ON TRACK

Vancouver, B. C., March 2, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) reports that exploration drilling and project development studies on its La Cabeza gold project in Argentina are on track for Exeter to announce a decision to proceed to final feasibility later this year. On the basis of a positive determination, mine development activities would be expected to commence in 2007.

Exeter Chairman Yale Simpson said, “Infrastructure and development studies of the La Cabeza project have been completed over the last 12 months by Exeter staff and key independent consultants. These studies, which are summarized below, have established to our satisfaction that all the required services can be delivered to the project within an acceptable time-frame and at reasonable cost.

“As drilling continues, we have a workable template for project development at La Cabeza. Importantly, we are in a position to present preliminary, but comprehensive, mine concepts to communities near the La Cabeza site, and to the provincial government in Mendoza. We believe that working with the relevant authorities from an early stage will expedite project permitting when a go-ahead decision is reached.”

Studies completed to date, as detailed below, cover a range of essential engineering, technical and development options. Further details about the individual studies are available on the Exeter website www.exeterresource.com.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists was used by Vector Chile Limitada to carry out a first evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope which assists in keeping the quantity of waste rock to a minimum. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in coming months by independent consultants to provide data of “open pit design quality”.

Conceptual Mine Design

Australian Mine Design and Development, of Brisbane, Australia, (“AMDAD”) used specialized software to develop conceptual open pits based upon current costs and Vector’s geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon Hellman & Schofield’s resource estimates (see Exeter News Release dated July 27, 2005). AMDAD’s report provided waste to ore* ratios for each conceptual open pit and led to a base case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

Electricity Supply

Exeter engineers worked with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, to compare two electricity supply alternatives for the project: the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost of a transmission line is US$ 5-7 million. Studies in 2006 will evaluate the preferred power supplier, the supply route, and the best cost-offset options for the early production years.

Water Supply

A San Juan, Argentina water consultant, FUUNSAJ, carried out geophysical surveys over potentially large aquifers near La Cabeza to evaluate water supplies. FUUNSAJ also carried out pump tests on exploration drill holes for geotechnical

* The use of the term “ore” is in the context of the common mining expression “waste to ore ratio” or “stripping ratio” and is not intended to imply that the inferred resources used in this study have any economic status as “ore” as defined in NI 43-101 and the relevant CIM guidelines.

purposes and to evaluate the potential contribution from the open pits. Two sites are potentially capable of meeting the project requirement of 2000 to 3000 cubic metres of water daily. Pump testing is scheduled to be completed by July 2006.

Groundwater surveys by FUUNSAJ and Exeter examined water quality for drinking water supplies. The water is slightly to moderately saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe reviewed and surveyed the existing 200 kilometre-long access routes to the project area. The studies determined the roads to be generally good. First pass costs were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected for further evaluation during the second half of 2006. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a “first pass” basis fall within the range expected for a project of this size.

Mine Accommodation

A Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”) is an independent minerals engineering and construction company specializing in international projects. Ausenco coordinated mining, metallurgical and infrastructure results into an engineering review. Capital and operating costs to ± 25% accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies to be implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies described above were reviewed and incorporated into an overall development report prepared by independent engineer, H. Sandercock & Associates of Sydney, Australia (“HSA”). HSA provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to conduct the current resource expansion drilling program.

Current Activity

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. Both the final feasibility study and the environmental impact assessment study could be initiated later this year. On the basis of a positive determination, mine development activities would begin in 2007.

The second phase of development studies is now underway, as is a multi-rig exploration drilling program. The development studies will include independent database verification and resource estimations by Hellman & Schofield, Australia. An expanded geotechnical program will also be completed to better define open pit design criteria.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. A three-rig drilling program to discover new resources at its advanced La Cabeza gold project is a key component of project development activities, which include engineering, metallurgical, hydrological, and environmental studies. Successes from the initial part of the discovery drilling program have been announced over the past few months.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver projects.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within a 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations
Tel: 604.688.9592 Fax: 604.688.9532	Suite 301, 700 West Pender Street
Toll-free: 1-888-688-9592	Vancouver, B.C. Canada V6C 1G8
exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 3.	Date of Material Change

March 2, 2006

Item 4.	News Release

The Press Release dated March 2, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported that exploration drilling and project development studies on its La Cabeza gold project in Argentina are on track.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 2nd day of March, 2006.

SCHEDULE “A”

For Immediate Release: March 2, 2006

LA CABEZA GOLD PROJECT DEVELOPMENT PROGRAM ON TRACK

Vancouver, B. C., March 2, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB, USA: EXRCF) reports that exploration drilling and project development studies on its La Cabeza gold project in Argentina are on track for Exeter to announce a decision to proceed to final feasibility later this year. On the basis of a positive determination, mine development activities would be expected to commence in 2007.

Exeter Chairman Yale Simpson said, “Infrastructure and development studies of the La Cabeza project have been completed over the last 12 months by Exeter staff and key independent consultants. These studies, which are summarized below, have established to our satisfaction that all the required services can be delivered to the project within an acceptable time-frame and at reasonable cost.

“As drilling continues, we have a workable template for project development at La Cabeza. Importantly, we are in a position to present preliminary, but comprehensive, mine concepts to communities near the La Cabeza site, and to the provincial government in Mendoza. We believe that working with the relevant authorities from an early stage will expedite project permitting when a go-ahead decision is reached.”

Studies completed to date, as detailed below, cover a range of essential engineering, technical and development options. Further details about the individual studies are available on the Exeter website www.exeterresource.com.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists was used by Vector Chile Limitada to carry out a first evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope which assists in keeping the quantity of waste rock to a minimum. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in coming months by independent consultants to provide data of “open pit design quality”.

Conceptual Mine Design

Australian Mine Design and Development, of Brisbane, Australia, (“AMDAD”) used specialized software to develop conceptual open pits based upon current costs and Vector’s geotechnical slope criteria. Preliminary open pit designs followed for the Cuello, Luna, Mandibula and Ojo zones, based upon Hellman & Schofield’s resource estimates (see Exeter News Release dated July 27, 2005). AMDAD’s report provided waste to ore* ratios for each conceptual open pit and led to a base case production schedule. The average waste to ore ratio for the four zones was 2.5 to 1. These data were used as a basis for a conceptual project infrastructure layout and an internal project evaluation.

Electricity Supply

Exeter engineers worked with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, to compare two electricity supply alternatives for the project: the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost of a transmission line is US$ 5-7 million. Studies in 2006 will evaluate the preferred power supplier, the supply route, and the best cost-offset options for the early production years.

Water Supply

A San Juan, Argentina water consultant, FUUNSAJ, carried out geophysical surveys over potentially large aquifers near La Cabeza to evaluate water supplies. FUUNSAJ also carried out pump tests on exploration drill holes for geotechnical

* The use of the term “ore” is in the context of the common mining expression “waste to ore ratio” or “stripping ratio” and is not intended to imply that the inferred resources used in this study have any economic status as “ore” as defined in NI 43-101 and the relevant CIM guidelines.

purposes and to evaluate the potential contribution from the open pits. Two sites are potentially capable of meeting the project requirement of 2000 to 3000 cubic metres of water daily. Pump testing is scheduled to be completed by July 2006.

Groundwater surveys by FUUNSAJ and Exeter examined water quality for drinking water supplies. The water is slightly to moderately saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Road Access

Exeter engineers, Mendoza-based civil construction companies, and the Municipality of Malargüe reviewed and surveyed the existing 200 kilometre-long access routes to the project area. The studies determined the roads to be generally good. First pass costs were obtained for road sections requiring repair or upgrading. Two preferred routes to the project area were selected for further evaluation during the second half of 2006. With rainfall normally restricted to a three month period of thunderstorms in summer, road maintenance appears to be straightforward.

Exeter engineers reviewed the transport logistics for typical construction and operational supplies with a number of large Argentinean transport companies. The costs on a “first pass” basis fall within the range expected for a project of this size.

Mine Accommodation

A Mendoza-based architect was contracted to produce a sympathetic conceptual design for the accommodation camp and offices incorporating the use of local materials. The design was costed by local construction companies and the cost is well within the expected range.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”) is an independent minerals engineering and construction company specializing in international projects. Ausenco coordinated mining, metallurgical and infrastructure results into an engineering review. Capital and operating costs to ± 25% accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies to be implemented by Exeter in 2006.

Study Outcomes

At the end of 2005, all the studies described above were reviewed and incorporated into an overall development report prepared by independent engineer, H. Sandercock & Associates of Sydney, Australia (“HSA”). HSA provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to conduct the current resource expansion drilling program.

Current Activity

The objective of these coordinated studies is to facilitate the transition from exploration to a final feasibility study. Both the final feasibility study and the environmental impact assessment study could be initiated later this year. On the basis of a positive determination, mine development activities would begin in 2007.

The second phase of development studies is now underway, as is a multi-rig exploration drilling program. The development studies will include independent database verification and resource estimations by Hellman & Schofield, Australia. An expanded geotechnical program will also be completed to better define open pit design criteria.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold-silver properties in Argentina and Chile. A three-rig drilling program to discover new resources at its advanced La Cabeza gold project is a key component of project development activities, which include engineering, metallurgical, hydrological, and environmental studies. Successes from the initial part of the discovery drilling program have been announced over the past few months.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver projects.

In southern Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects within a 800 square kilometre area. Prospecting of epithermal gold targets is currently underway.

In the Maricunga district of northern Chile, Exeter has a strategic agreement with Anglo American Limitada and Mantos Blancos S.A. on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations
Tel: 604.688.9592 Fax: 604.688.9532	Suite 301, 700 West Pender Street
Toll-free: 1-888-688-9592	Vancouver, B.C. Canada V6C 1G8
exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the La Cabeza gold project. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date March 2, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director